UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: May 7, 2024
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Credit Suisse AG
(Registrant's Name)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-33434
Indicate by check mark whether the registrants file or will file annual

reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the presentation materials related to the first quarter

2024 financial results
of UBS, which appear immediately following this page.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the

registrants have duly
caused this report to be signed on their behalf by the undersigned, thereunto

duly authorized.
UBS Group AG
By: /s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By: /s/ Ella Campi

_
Name:

Ella Campi
Title:

Executive Director
UBS AG
By: /s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By: /s/ Ella Campi

_
Name:

Ella Campi
Title:

Executive Director
Credit Suisse AG
By: /s/

Ulrich Körner

_
Name:

Ulrich Körner
Title:

Chief Executive Officer
By: /s/

Simon Grimwood

_
Name:

Simon Grimwood
Title:

Chief Financial Officer
Date:

May 7, 2024

UBS

First quarter 2024

Financial results

7 May 2024

Important information

Forward Looking Statements: This presentation contains statements that constitute "Forward looking statements," including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these Forward looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. UBS's business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2023. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its Forward looking statements, whether as a result of new information, future events, or otherwise.

Alternative Performance Measures: In addition to reporting results in accordance with International Financial Reporting Standards (IFRS), UBS reports certain measures that may qualify as Alternative Performance Measures as defined in the SIX Exchange Directive on Alternative Performance Measures, under the guidelines published by the European Securities Market Authority (ESMA), or defined as Non-GAAP financial measures in regulations promulgated by the US Securities and Exchange Commission (SEC). Please refer to "Alternative Performance Measures" in the appendix of UBS's Quarterly Report for the first quarter of 2024 for a list of all measures UBS uses that may qualify as APMs. Underlying results are non-GAAP financial measures as defined by SEC regulations and as APMs in Switzerland and the EU.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG, Credit Suisse AG, Credit Suisse (Schweiz) AG or their affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Available Information: UBS's Annual Report, Quarterly Reports, SEC filings on Form 20-F and Form 6-K, as well as investor presentations and other financial information are available at ubs.com/investors. UBS's Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K are also available at the SEC's website: www.sec.gov

Basel III RWA, LRD and capital: Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB rules as of 1.1.20, unless otherwise stated. Basel III risk-weighted assets in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20 unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III. Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20, unless otherwise stated. Refer to the "Capital management" section in the 1Q24 report for more information.

Definitions: "Earnings per share" refers to diluted earnings per share. "Litigation" refers to net additions/releases to provisions for litigation regulatory and similar matters reflected in the income statement for the relevant period. "Net profit" refers to net profit attributable to shareholders. "Sustainability-focus and impact" refers to sustainability-focus and impact investing; sustainability focus refers to strategies that have sustainability as an explicit part of the investment guidelines, universe, selection, and/or investment process that drive the strategy; impact investing refers to strategies that have an explicit intention to generate measurable, verifiable, positive sustainability outcomes. "PPA" refers to purchase price allocation adjustments made in accordance with IFRS 3, *Business Combinations*, to bring the assets acquired and liabilities assumed to fair value, from the acquisition of the Credit Suisse Group.

Rounding: Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables: Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

Numbers presented in US dollars unless otherwise indicated. Currency translation of monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollar.

Agenda

Key messages

Sergio P. Ermotti, Group CEO

Financial performance

Todd Tuckner, Group CFO

Q&A

Key messages

Strong financial performance in 1Q24 with return to reported profitability; net profit 1.8bn, underlying profit before tax 2.6bn and underlying RoCET1 9.6%

Continued franchise strength and client momentum with GWM NNA of 27bn and increased transaction activity levels across GWM, P&C and the IB

On track with integration priorities with key legal entity mergers on plan, ~1bn of additional gross cost saves and 16bn RWA reduction in NCL

Maintained balance sheet for all seasons with CET1 ratio of 14.8%, allowing execution of our 2024 capital return targets

Strong financial performance in 1Q24 with positive operating leverage

Underlying revenues

bn



+~4%
+15%
~11.5
10.4
12.0
1Q23[1]
4Q23
1Q24

Underlying costs

bn



(~12%)
(5%)
~10.5
9.7
9.2
1Q23[1]
4Q23
1Q24

Underlying PBT

bn



~0.8
0.6
2.6
1Q23[1]
4Q23
1Q24

Key metrics

Reported

1.8bn	Net profit
9.0%	RoCET1
80.5%	Cost/ income

Underlying

9.6%	RoCET1
77.2%	Cost/ income

UBS Refer to slide 23 for details on underlying results; **1** Estimated underlying combined UBS Group AG and Credit Suisse Group AG; refer to slide 27 for details

Continued franchise strength and client momentum

GWM
Invested Assets, USD


3.9trn
4.0trn
4Q23
1Q24

GWM
Underlying transaction-based income, USD


927m
1,236m
4Q23
1Q24

P&C
Underlying transaction-based income, CHF


400m
435m
4Q23
1Q24

AM
Invested Assets, USD


1.6trn
1.7trn
4Q23
1Q24

Investment Bank
Global Banking underlying revenues, USD


384m
584m
1Q23
1Q24

1Q24

GWM	GWM	P&C	AM	Investment Bank
+27bn	+33%	+9%	+21bn	+52%
Net new assets	QoQ growth	QoQ growth	Net new money	YoY growth

Balances as of quarter-end

Accelerated cost and balance sheet reductions in Non-core and Legacy

Underlying operating expenses

bn


~1.3
1.1
1.0
0.8
2Q23[1]
3Q23
4Q23
1Q24

RWA

bn


% of Group
15%
15%
14%
11%
Operational risk
Credit and market risk[2]
86
30
56
80
30
50
74
30
44
58
27
31
2Q23
3Q23
4Q23
1Q24
Updated natural run-off profile[3]
Ambition to reduce further to ~5% through active unwinds
~7%
56
25
31
45
17
28
37
14
23
YE24
YE25
YE26

Select 1Q24 achievements

- ✓ 26% decline QoQ in underlying costs
- ✓ ~35% of books closed and ~15% of IT apps decommissioned to date
- ✓ 16bn RWA decrease QoQ
- ✓ 49bn LRD decrease QoQ

UBS

1 Based on underlying NCL operating expenses in June 2023 multiplied by three; 2 Also including non-counterparty-related RWA; 3 As of 31.3.24, reflects projected operational risk RWA and impact of contractual maturities on non-operational risk RWA

Reinforcing our balance sheet for all seasons through active management


RWA
bn
557
547
526
(5%)
(4%)
2Q23
4Q23
1Q24
LRD
bn
1,678
1,695
1,600
(5%)
(6%)
2Q23
4Q23
1Q24
CET1 capital ratio
%
~14%
14.8%
Medium-term guidance
1Q24
Total loss absorbing capacity
bn
197
HoldCo
104
AT1
15
CET1
78
1Q24

Strong capital position allows execution of 2024 capital return targets

UBS

Financial performance

Todd Tuckner, Group CFO

UBS

Return to reported net profitability of 1.8bn with underlying PBT 2.6bn

Profits
m



Underlying
+2,025
592
1,541
30
454
2,617
779
(1,021)
2,376
(621)
1,755
4Q23 PBT
Revenues
CLE
Opex
1Q24 PBT
PPA effects and other integration items[1]
Integration-related expenses and PPA effects[2]
1Q24 reported PBT
Tax expense and NCI
1Q24 net profit

1Q24

Reported	Underlying
2.4bn PBT	2.6bn PBT
9.0% RoCET1	9.6% RoCET1
80.5% cost/income ratio	77.2% cost/income ratio

UBS 1 Non-underlying revenues; 2 Non-underlying expenses

Strong underlying revenues, up 15% QoQ

Total revenues

m



15%
10,419
514
72
(49)
594
856
(446)
11,960
779
12,739
4Q23 underlying
GWM
P&C
AM
IB
NCL
Group Items
1Q24 underlying
PPA effects and other integration items
1Q24 reported

3.1bn

Cumulative PPA effects and other integration items already recognized in revenues, of which 0.8bn in 1Q24

~7.4bn

Remaining balance of pull to par and other PPA effects to be recognized[1]

~0.6bn

Revenues expected in 2Q24 from PPA effects[2] and other integration items not reflected in underlying results

1 Expected future P&L releases at 31.3.24 FX rates; refer to slide 24 for more detail; 2 Includes modeled accelerated accretion from early unwinds

Executing on cost ambitions with underlying operating expenses down 5% QoQ

Operating expenses

m



(5%)
9,690
(140)
34
(45)
(94)
(268)
58
9,236
1,021
10,257
4Q23 underlying
GWM
P&C
AM
IB
NCL
Group Items
1Q24 underlying
Integration-related and PPA effects
1Q24 reported

(17%)

Underlying non-personnel expenses QoQ

(3%)

Underlying personnel expenses, excluding variable and FA compensation QoQ

~1.3bn

Integration-related expenses expected in 2Q

UBS

Cost plans on track with 50% of targeted saves expected by 2024 exit rate

Cumulative annualized gross cost reductions[1]

USD bn / % of expected cumulative total



~3 / ~23%
~4 / ~30%
~5 / ~40%
~6.5 / ~50%
~13 / 100%
3Q23 exit rate
4Q23 exit rate
1Q24 exit rate
2024 expected exit rate
2026 expected exit rate

Cumulative integration-related expenses

USD bn / % of expected cumulative total



5.5 / ~40%
~9 / ~70%
~13 / 100%
1Q24
2024 expected
2026 expected

~1bn
Incremental gross cost saves achieved in 1Q24

~1.5bn
Incremental gross cost saves expected in 2Q24-4Q24

~3.5bn
Incremental integration-related expenses expected in 2Q24-4Q24

UBS

1 Underlying versus FY22 estimated combined; Credit Suisse FY22 baseline based on adjusted view with further adjustment to reclassify CHF 1.0bn of commission costs to contra-revenue to align further with IFRS treatment; UBS FY22 baseline excludes litigation expenses

Global Wealth Management

USD m, except where indicated	Underlying 1Q24	Underlying 4Q23	Underlying QoQ	Reported 1Q24	Reported 4Q23	Reported QoQ
Total revenues	**5,909**	5,395	+10%	**6,143**	5,554	+11%
Net interest income	1,615	1,550	+4%	1,873	1,871	0%
Recurring net fee income	3,024	2,900	+4%	3,024	2,900	+4%
Transaction-based income	1,236	927	+33%	1,212	955	+27%
Other income	33	18		33	(172)	
Credit loss expense / (release)	(3)	(8)		(3)	(8)	
Operating expenses	**4,640**	4,780	(3%)	**5,044**	5,282	(5%)
Profit before tax	**1,272**	624	+104%	**1,102**	280	+294%
Cost / income ratio	**79%**	89%	(10pp)	**82%**	95%	(13pp)
Invested assets, bn	**4,023**	3,922	+3%	**4,023**	3,922	+3%
Deposits, bn	**482**	485	(1%)	**482**	485	(1%)
Loans, bn	**306**	322	(5%)	**306**	322	(5%)
RWA, bn	**167**	167	0%	**167**	167	0%

Underlying 1Q24 vs. 4Q23

PBT 1,272m, more than double QoQ; positive contribution from Credit Suisse platform

Total revenues 5,909m, +10% driven by increases across all revenue lines, notably transaction-based income

Credit loss expense (3m)

Operating expenses 4,640m, (3%) from net cost savings and lower non-personnel expenses

Net new assets +27.4bn driven by inflows across Americas, Switzerland and APAC

Invested assets 4,023bn, +3%

Net new deposits +8.0bn

Net new loans (6.6bn)

UBS

Personal & Corporate Banking (CHF)

CHF m, except where indicated	Underlying 1Q24	Underlying 4Q23	Underlying QoQ	Reported 1Q24	Reported 4Q23	Reported QoQ
Total revenues	**1,913**	1,833	+4%	**2,139**	1,832	+17%
Net interest income	1,120	1,085	+3%	1,332	1,320	+1%
Recurring net fee income	348	332	+5%	348	332	+5%
Transaction-based income	435	400	+9%	449	431	+4%
Other income	11	16		11	(251)	
Credit loss expense / (release)	39	74	(47%)	39	74	(47%)
Operating expenses	**1,100**	1,060	+4%	**1,241**	1,222	+2%
Profit before tax	**774**	699	+11%	**859**	537	+60%
Cost / income ratio	**57%**	58%	0pp	**58%**	67%	(9pp)
Deposits, bn	**256**	258	(1%)	**256**	258	(1%)
Loans, bn	**253**	252	0%	**253**	252	0%
RWA, bn	**136**	130	+5%	**136**	130	+5%

Underlying 1Q24 vs. 4Q23

PBT 774m, +11% on higher revenues and lower credit losses, partly offset by higher expenses

Total revenues 1,913m, +4% driven by higher transaction-based income, NII and recurring net fee income

Credit loss expense 39m, (47%) mainly on lower stage 3 expenses

Operating expenses 1,100m, +4% on higher personnel expenses and net allocations

Cost/ income 57%

Net new deposits (4.4bn) with positive inflows in Personal Banking more than offset by deposit outflows in CIC[1]

Net new loans (0.5bn)

UBS

1 Corporate and Institutional Clients

Asset Management

USD m, except where indicated	Underlying 1Q24	Underlying 4Q23	Underlying QoQ	Reported 1Q24	Reported 4Q23	Reported QoQ
Total revenues	**776**	825	(6%)	**776**	825	(6%)
Net Management fees	745	745	0%	745	745	0%
Performance fees	30	52	(42%)	30	52	(42%)
Net gain from disposals		27			27	
Credit loss expense / (release)	0	(1)		0	(1)	
Operating expenses	**594**	639	(7%)	**665**	704	(5%)
Profit before tax	**182**	186	(2%)	**111**	122	(9%)
Cost / income ratio	**77%**	78%	(1pp)	**86%**	85%	0pp
Invested assets, bn	**1,691**	1,649	+3%	**1,691**	1,649	+3%
Net new money, bn	**21**	(12)		**21**	(12)	

Underlying 1Q24 vs. 4Q23

PBT 182m, (2%) on lower revenues, more than offsetting impact from lower expenses

Total revenues 776m, (6%) on lower performance fees and 27m net gains on disposals in 4Q23, while net management fees were flat QoQ

Operating expenses 594m, (7%) on lower personnel and non-personnel expenses

Invested assets 1,691bn, +3%

Net new money +21bn, driven by Money Market, Separately Managed Accounts and Sustainable Investing

UBS

Investment Bank

USD m, except where indicated	Underlying 1Q24	Underlying 4Q23	Underlying QoQ	Underlying YoY	Reported 1Q24	Reported 1Q23
Total revenues	**2,458**	1,864	+32%	+4%	**2,751**	2,365
Global Banking	584	566	+3%	+52%	872	384
Advisory	189	191	(1%)	+11%	189	171
Capital Markets	395	375	+5%	+85%	683	213
Global Markets	1,874	1,298	+44%	(5%)	1,878	1,980
Execution Services	463	412	+12%	+11%	463	419
Derivatives & Solutions	870	445	+96%	(15%)	873	1,022
Financing	541	442	+23%	0%	542	539
Credit loss expense / (release)	32	48	(33%)	+355%	32	7
Operating expenses	**2,022**	2,116	(4%)	+8%	**2,164**	1,866
Profit before tax	**404**	(300)		(18%)	**555**	492
Cost / income ratio	**82%**	114%	(31pp)	+3pp	**79%**	79%
RWA (bn)	**110**	110	0%	16%	**110**	95
Return on attributed equity	**10%**	(7%)	+17pp	(4pp)	**13%**	13%

Underlying 1Q24 vs. 1Q23

PBT 404m with revenues +4%

Global Banking revenues +52%

- Advisory +11%, outperforming the global M&A fee pool
- Capital Markets +85%, on higher LCM, DCM and ECM revenues

Global Markets revenues (5%)

- Execution Services +11% driven by higher Cash Equities revenues across all regions
- Derivatives & Solutions (15%) driven by lower Rates

Of which:

- Equities 1,349m, +3%
- FRC 524m, (21%)

Operating expenses +8% mainly driven by the onboarding of Credit Suisse personnel

UBS

Non-core and Legacy

USD m, except where indicated	Underlying			Reported		
	1Q24	4Q23	QoQ	1Q24	4Q23	QoQ
Total revenues	**1,001**	145	+588%	**1,001**	145	+588%
Credit loss expense / (release)	36	15		36	15	
Operating expenses	**769**	1,037	(26%)	**1,011**	1,787	(43%)
Profit before tax	**197**	(907)		**(46)**	(1,657)	
RWA (bn)	**58**	74	(22%)	**58**	74	(22%)
LRD (bn)	**120**	169	(29%)	**120**	169	(29%)

Underlying 1Q24 vs. 4Q23

PBT 197m, supported by positive revenues and lower expenses

Total revenues 1,001m principally from gains on position exits

Credit loss expense 36m driven by credit-impaired positions

Operating expenses 769m, (26%) on lower bank levies, third party, real estate and technology costs

RWA (16bn), driven primarily by active unwinds in Securitized Products and Credit portfolios

LRD (49bn), driven by reductions in Securitized Products, Credit portfolios and HQLA

Significant progress in reducing financial resource consumption

CET1 capital
bn



0%
78.5
2.4
(0.5)
(1.3)
(1.0)
78.1
4Q23
PBT
Current tax expense
Foreign currency translation effects (before tax)
Other[1]
1Q24

Risk weighted assets
bn



(4%)
546.5
(11.4)
(0.5)
3.0
0.0
(11.2)
526.4
4Q23
Credit and counterparty credit risk
Non-counterparty-related risk
Market risk
Operational risk
Currency effects
1Q24

Leverage ratio denominator
bn



(6%)
1,695.4
(45.5)
3.6
4.4
(2.2)
0.2
(56.3)
1,599.6
4Q23
On balance sheet exposures
Derivatives
Securities financing transactions
Off-balance sheet items
Deduction items
Currency effects
1Q24

UBS

1 Includes dividend accruals for the current year, amortization of transitional CET1 PPA adjustments (net of tax) and movements related to other items

Confidence in our balance sheet for all seasons drives efficient funding



37.5%
HoldCo
19.8%
AT1
2.9%
CET1
CET1 capital ratio guidance: ~14%
14.8%
CET1: 10.47%
Going concern: 14.77%
TLAC: 25.49%
1Q24
Requirements
RWA 526bn
12.3%
6.5%
1.0%
CET1 leverage ratio guidance: >4.0%
4.9%
CET1: 3.50%
Going concern: 5.00%
TLAC: 8.75%
1Q24
Requirements
LRD 1,600bn

Prudent capital and liquidity management

31.3.24

197bn
TLAC

220%
LCR[1]

79%
loan to deposit ratio

126%
NSFR

Effectively executing on our funding plans

Select transactions in 1Q24, spreads in basis points[2]

Spread (bps)	Current[3]	At issuance	Comparable issuance post-acquistion[4]
USD 1bn AT1, February (spread over SOFR)	**327**	**402**	502
USD 4bn Holdco, January (spread over SOFR)[5]	**154**	**200**	219
CHF 450m covered bonds, January (spread over SARON)	**33**	**43**	33

UBS

1 Average 1Q24; 2 Weighted average tenors at issuance: 7.0 years for AT1 in February (7.5 years for first post-acquisition issuance), 7.8 years for HoldCo in January (6.4 years for first post-acquisition issuance) and 7.2 years for covered bonds in January (7.0 years for first post-acquisition issuance); 3 As of 2 May 2024 from Bloomberg; yield-to-call for AT1/HoldCo and yield-to-maturity for covered bonds; 4 First post-acquisition AT1 issuance in November 2023, HoldCo in September 2023 and covered bonds in October 2023; 5 Spreads based on weighted average of multiple tranches

Appendix

Our financial targets and long-term ambitions

Financial
targets

~15% Underlying RoCET1 2026 exit rate

<70% Underlying cost / income ratio 2026 exit rate

Capital
guidance

~14% CET1 capital ratio

>4.0% CET1 leverage ratio

Ambitions
long-term

~18% RoCET1, reported by 2028

>5trn GWM invested assets by 2028

UBS Group results

USD m, except where indicated	**1Q24**	4Q23	3Q23	2Q23	1Q23
Total revenues	**12,739**	10,855	11,695	9,540	8,744
Negative goodwill				27,748	
Credit loss expense / (release)	106	136	239	623	38
Operating expenses	10,257	11,470	11,640	8,486	7,210
Operating profit / (loss) before tax	**2,376**	(751)	(184)	28,179	1,495
Tax expense / (benefit)	612	(473)	526	361	459
of which: current tax expense	468	69	643	368	487
Net profit / (loss) attributable to shareholders	**1,755**	(279)	(715)	27,815	1,029
Diluted EPS (USD)	0.52	(0.09)	(0.22)	8.66	0.32
Effective tax rate	25.8%	n.m.	n.m.	1.3%	30.7%
Return on CET1 capital	9.0%	(1.4%)	(3.7%)	179.9%	9.1%
Return on tangible equity	9.0%	(1.4%)	(3.7%)	172.7%	8.1%
Cost / income ratio	80.5%	105.7%	99.5%	88.9%	82.5%
Total book value per share (USD)	26.59	26.83	25.90	26.62	18.59
Tangible book value per share (USD)	24.29	24.49	23.59	24.28	16.54
Tangible book value per share (CHF)	21.91	20.62	21.61	21.75	15.14

UBS

1 The payment of the FY23 dividend of USD 0.70 per share will reduce book value and tangible book value by 2.3bn in 2Q24

UBS Group 1Q24 underlying results

USD m, except where indicated	**UBS Group AG**	GWM	P&C	AM	IB	NCL	Group Items
Operating profit / (loss) before tax as reported	**2,376**	1,102	975	111	555	(46)	(320)
o/w: PPA effects and other integration items	779	234	256		293		(4)
o/w: Integration-related expenses and PPA effects	(1,021)	(404)	(160)	(71)	(143)	(242)	(1)
Operating profit / (loss) before tax (underlying)	**2,617**	1,272	878	182	404	197	(315)
Underlying							
RoCET1	9.6%						
RoTE	9.6%						
Cost / income ratio	77.2%						

PPA pull to par overview and revenue recognition

Accretion of PPA adjustments on financial instruments

USD bn	Opening balance as of 12.6.23 (close)[2]	Recognized: 2023-1Q24	Remaining balance to be recognized[3]	Expected future P&L releases at 31.3.24 FX rates	Estimated amortization profile[4]: 2Q-4Q24	2025	2026	2027+
GWM	~3.0	(0.8)	~2.2	~2.1	(~0.4)	(~0.4)	(~0.3)	(~1.0)
P&C	~4.3	(0.8)	~3.5	~3.3	(~0.6)	(~0.6)	(~0.5)	(~1.6)
IB	~2.3	(0.9)	~1.4	~1.4	(~0.5)	(~0.5)	(~0.3)	(~0.1)
Total[1]	~9.6	(2.5)	~7.1	~6.8	(~1.5)	(~1.5)	(~1.1)	(~2.7)

(1.9bn) from standard accretion and (0.6bn) from early unwinds

Additional PPA related benefits

USD bn	NII expected to be recognized as of 12.6.23 (close)	Recognized: 2023-1Q24	Remaining NII expected to be recognized	Expected future P&L releases at 31.3.24 FX rates	Estimated amortization profile[4]: 2Q-4Q24	2025	2026	2027+
Elimination of CS's prior cash flow hedge	~1.2	(0.6)	~0.6	~0.6	(~0.3)	(~0.2)	(~0.1)	(~0.0)

~0.4bn in GWM and ~0.2bn in P&C

UBS

1 Excluding Non-core and Legacy, which is not excluded from underlying results as the majority of Non-core and Legacy's assets are held at fair value; 2 Opening balance adjusted for perimeter shift between GWM and P&C and treasury allocations; 3 Represented at acquisition date FX rates; 4 Does not include effects from accelerated accretion from early unwinds

Capital and leverage ratios



Total TLAC
197bn
104bn
HoldCo
Total T1 capital
93bn
15bn
AT1
78bn
CET1
1Q24
37.5%
19.8%
17.8%
2.9%
CET1 capital ratio guidance: ~14%
14.8%
CET1: 10.47%
Going concern: 14.77%
TLAC: 25.49%
1Q24
Requirements
RWA 526bn
12.3%
6.5%
5.8%
1.0%
CET1 leverage ratio guidance: >4.0%
4.9%
CET1: 3.50%
Going concern: 5.00%
TLAC: 8.75%
1Q24
Requirements
LRD 1,600bn

Overview of restatements: published on 16 April 2024

Following the acquisition of Credit Suisse, we continue to refine our reporting structure and organizational setup to align with interests of stakeholders and further incentivize our business divisions to achieve Group-wide goals

	What are we doing?	Why are we doing it?	Impacts
1 Perimeter shifts	We are transferring businesses from Credit Suisse's Swiss Bank to the business divisions in which clients can be best served Predominantly relates to the high net-worth client segment moving to GWM	To support a more cohesive client experience and unlock efficiencies of added scale	Moving from P&C to GWM: ~72bn in Invested Assets ~600m in annualized underlying revenues Expect over 200m uplift to GWM underlying PBT by 2026
2 Group Treasury allocations	We are pushing out effectively all Group Treasury costs that have been historically retained and reported in Group Items. We will only retain in Group Items costs that are not controlled by the business divisions, including DTA funding costs and hedging and own debt Additionally, we have also aligned internal funds transfer pricing methodologies applied by CS entities to UBS's In parallel with the changes noted above, we increased the allocation of balance sheet resources from Group Treasury to the business divisions	To continue minimizing the scope of what is held centrally and ensure full alignment across revenues and costs associated with managing capital, liquidity, and funding	~300m of funding costs, moved from Group Items to business division in 2H23 168bn of total assets, 9bn of RWA and 173bn of LRD shifted from Group Items to business divisions as of 31.12.23 Going forward we expect Group Items underlying PBT, excluding litigation and income from Group hedging and own debt, to average minus ~100m per quarter, which is a function of DTA balances and interest rates
3 Non-core and Legacy cost allocations	We are reallocating select NCL costs to businesses where they are more appropriately aligned	To avoid stranded costs in NCL at the end of the integration process	~300m annualized reduction in NCL underlying costs
4 Equity attribution framework	We are updating the equity attribution framework to align the capital ratios for RWA and LRD more closely with our current Group capital targets, increasing the equity attributed to the business divisions	To continue minimizing the scope of what is held centrally	~14bn of equity that was previously retained in Group Items is now within the Business Divisions[1]

UBS

Figures in USD unless otherwise stated; originally published on 16 April 2024, with incremental details on divisional balance sheet and capital resource impacts provided with publication of first quarter results; **1** Reflects combined impact from change to equity attribution framework and impact of Group Treasury allocation changes on 31.12.23 balances

Reconciliation of estimated underlying combined results for 1Q23

1Q23

USD bn	Revenues	Credit loss expense / (release)	Operating expenses	Profit before tax
UBS sub-group[1] (IFRS)	8.7	0.0	7.2	1.5
Credit Suisse sub-group (US GAAP)[2,3]	20.1	0.1	6.1	13.9
UBS sub-group exclusions from underlying results and US RMBS litigation[4]	-	-	(0.7)	0.7
Credit Suisse sub-group exclusions[3,5]	(17.2)	-	(1.8)	(15.4)
Commission expense reclassification[3,6]	(0.2)	-	(0.2)	-
1Q23 estimated underlying combined	**11.5**	**0.1**	**10.5**	**0.8**

1 UBS Group AG and consolidated subsidiaries; 2 Credit Suisse AG and its consolidated subsidiaries for the full first quarter of 2023, also including Credit Suisse Services AG and other small former Credit Suisse Group entities now directly held by UBS Group AG; 3 CHF converted to USD using 1Q23 average USD/CHF rates of 0.92; 4 Excludes US RMBS litigation of USD 665m and acquisition-related costs of USD 70m. Refer to Group Performance in the UBS Group AG financial report for the first quarter of 2023 for additional information; 5 Excludes AT1 capital notes write-down of CHF 15,007m, gains on business sales of CHF 726m, gains on real estate of CHF 1m, goodwill impairment of CHF 1,324m, restructuring expenses of CHF 299m, major litigation provisions of CHF 22m, expenses related to real estate disposals of CHF 3m, expenses related to Archegos of CHF 6m; 6 Impact from reclassifying commission expense from operating expenses to negative revenues for the Credit Suisse sub-group based on Credit Suisse Group reported commission expenses of CHF 207m in 1Q23

Cautionary statement regarding Forward looking statements

Cautionary Statement Regarding Forward looking Statements I This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. In particular, terrorist activity and conflicts in the Middle East, as well as the continuing Russia–Ukraine war, may have significant impacts on global markets, exacerbate global inflationary pressures, and slow global growth. In addition, the ongoing conflicts may continue to cause significant population displacement, and lead to shortages of vital commodities, including energy shortages and food insecurity outside the areas immediately involved in armed conflict. Governmental responses to the armed conflicts, including, with respect to the Russia–Ukraine war, coordinated successive sets of sanctions on Russia and Belarus, and Russian and Belarusian entities and nationals, and the uncertainty as to whether the ongoing conflicts will widen and intensify, may continue to have significant adverse effects on the market and macroeconomic conditions, including in ways that cannot be anticipated. UBS's acquisition of the Credit Suisse Group has materially changed our outlook and strategic direction and introduced new operational challenges. The integration of the Credit Suisse entities into the UBS structure is expected to take between three and five years and presents significant risks, including the risks that UBS Group AG may be unable to achieve the cost reductions and other benefits contemplated by the transaction. This creates significantly greater uncertainty about forward-looking statements. Other factors that may affect our performance and ability to achieve our plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility and the size of the combined Group; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions, including as a result of the acquisition of the Credit Suisse Group; (iii) increased inflation and interest rate volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates, deterioration or slow recovery in residential and commercial real estate markets, the effects of economic conditions, including increasing inflationary pressures, market developments, increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS's clients and counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any adverse changes in UBS's credit spreads and credit ratings of UBS, Credit Suisse, sovereign issuers, structured credit products or credit-related exposures, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC), in particular in light of the acquisition of the Credit Suisse Group; (vi) changes in central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the EU and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (vii) UBS's ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS in response to legal and regulatory requirements and any additional requirements due to its acquisition of the Credit Suisse Group, or other developments; (viii) UBS's ability to maintain and improve its systems and controls for complying with sanctions in a timely manner and for the detection and prevention of money laundering to meet evolving regulatory requirements and expectations, in particular in current geopolitical turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS's ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA, including as a result of its acquisition of the Credit Suisse Group, as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS's business, in particular cross-border banking, of sanctions, tax or regulatory developments and of possible changes in UBS's policies and practices; (xiv) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS's ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with cyberattack threats from both nation states and non-nation-state actors targeting financial institutions; (xix) restrictions on the ability of UBS Group AG and UBS AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; (xxi) uncertainty over the scope of actions that may be required by UBS, governments and others for UBS to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the possibility of conflict between different governmental standards and regulatory regimes; (xxii) the ability of UBS to access capital markets; (xxiii) the ability of UBS to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict (e.g., the Russia–Ukraine war), pandemic, security breach, cyberattack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 (coronavirus) pandemic; (xxiv) the level of success in the absorption of Credit Suisse, in the integration of the two groups and their businesses, and in the execution of the planned strategy regarding cost reduction and divestment of any non-core assets, the existing assets and liabilities of Credit Suisse, the level of resulting impairments and write-downs, the effect of the consummation of the integration on the operational results, share price and credit rating of UBS – delays, difficulties, or failure in closing the transaction may cause market disruption and challenges for UBS to maintain business, contractual and operational relationships; and (xxv) the effect that these or other factors or unanticipated events, including media reports and speculations, may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including the UBS Group AG and UBS AG Annual Reports on Form 20- F for the year ended 31 December 2023. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.